ALPS Series Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

November 19, 2012

Via EDGAR

Mr. John Grzeskiewicz

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALPS Series Trust (the “Trust”)
File Nos. 333-183945 and 811-22747

Dear Mr. Grzeskiewicz:

Thank you for your comments contained in your correspondence dated October 16, 2012 concerning the registration statement for the Trust filed on Form N-1A on September 17, 2012, under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), and the registration of shares of one new series of the Trust, Cognios Market Neutral Large Cap Fund (the “Fund”).

Described below are changes made to the registration statement in response to the Staff’s comments, as well as any responses to or any supplemental explanations to the Staff’s comments. These changes will be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s registration statement on Form N-1A to be filed via EDGAR on or about the date hereof.

General Comments

1.

Staff Comment: We note that portions of the disclosure have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Registrant’s Response: The Trust has supplied the omitted information in the Amendment.

Mr. John Grzeskiewicz

November 19, 2012

2.

Staff Comment: Please supply the undersigned with copies of any exemptive applications or no-action requests the Trust has submitted, or will submit, in connection with the registration of its shares. If the Trust intends to file an application for an exemptive order, the application process may result in additional disclosure beyond what is requested in this letter.

Registrant’s Response: The Trust has not submitted any exemptive applications or no-actions requests and does not intend to submit any such applications or requests in connection with the registration of the Fund’s shares.

3.

Staff Comment: Please review and revise the prospectus where necessary to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the 1933 Act. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Registrant’s Response: The Trust has reviewed and revised the Fund’s prospectus where necessary to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the 1933 Act.

4.	Staff Comment: All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Registrant’s Response: The Trust is aware of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Prospectus

SUMMARY SECTION

Fees and Expenses of the Fund, Page 3

5.	Staff Comment: Please confirm that there will be no “Acquired Fund Fees and Expenses.” Also, please confirm that such expenses are not excluded from the fee waiver.

Registrant’s Response: Based on information provided to the Trust by the Adviser, the Trust confirms that (i) the Fund will not incur any acquired fund fees and expenses and (ii) such expenses are not excluded from the fee waiver.

6.

Staff Comment: Since there are no shareholder service fees, delete this caption from the fee table. Instruction 3(c)(iii) to Item 2 of Form N-1A, allows “no more than three subcaptions that identify the largest expense or expenses comprising ‘Other Expenses’ but must include a total of all “Other Expenses.” If you still wish to include a separate subcaption for “Dividend Expense, Borrowing Cost and Brokerage Expenses on

Mr. John Grzeskiewicz

November 19, 2012

Securities Sold Short”, you should include the total in “Other Expenses” line preceding the subcaption and indent the subcaption to signal that the short sales amount is but a component of “Other Expenses”. In the alternative, you may include the short sales component in a parenthetical as permitted by Instruction 3(c)(iii). The “Other Fund Expenses” subcaption should be deleted because it is unnecessary and confusing. The reference to footnote 1 should be moved to “Other Expenses.”

Registrant’s Response: The Trust has deleted the “Shareholder Services Fees” caption and the “Other Fund Expenses” subcaption from the fee table and moved the reference to footnote 1 to “Other Expenses.” Based on information provided to the Trust by the Adviser, the Trust has determined to retain the separate subcaption for “Dividend Expense, Borrowing Cost and Brokerage Expenses on Securities Sold Short”, and consequently, will include the total in “Other Expenses” line preceding the subcaption and indent the subcaption to signal that the short sales amount is but a component of “Other Expenses”.

Principal Investment Strategies of the Fund, Pages 5-6

7.

Staff Comment: Please explain in the response letter to these comments: (a) whether the Fund intends to include short positions in the 80% minimum for Rule 35d-1 purposes, and (b) if so, your justification for doing so.

Registrant’s Response: Pursuant to Rule 35d-1 of the 1940 Act, the Fund’s prospectus states that the Fund “invests at least 80% of its assets (defined as net assets plus borrowings for investment purposes) in securities of large cap companies, …” The Fund intends to calculate this percentage by including long positions only in the numerator and using net assets (which incorporates, among other things, the securities positions sold short) in the denominator.

8.	Staff Comment: In the first sentence of the fourth paragraph of this section – “by sizing the short positions are based on the relative Betas of …” – shouldn’t the word “are” be deleted?

Registrant’s Response: The Trust confirms that the word “are” should be deleted as noted in the Staff’s comment.

9.

Staff Comment: In the fourth sentence of this same paragraph, the term “Alpha” is introduced without being explained. Please try to clarify this paragraph so that it is understandable to the ordinary investor.

Registrant’s Response: Based on information provided to the Trust by the Adviser, the Trust has revised the disclosure in accordance with the Staff’s comment.

10.	Staff Comment: The sixth paragraph discloses that the “Fund may use borrowings or other leverage for investment purposes.” Please provide examples of such “other

Mr. John Grzeskiewicz

November 19, 2012

leverage.” In addition, please confirm that no borrowings or leverage expense is expected in the first year that has not been reflected in the fee table.

Registrant’s Response: The Trust has revised the disclosure in accordance with the Staff’s comment. Based on information provided to the Trust by the Adviser, the Trust confirms that no borrowings or leverage expense is expected in the first year that has not been reflected in the fee table.

11.	Staff Comment: Is the ROTA/ROME strategy used only for stocks that comprise the S&P 500 Index, large cap stocks, or the entire portfolio?

Registrant’s Response: The Adviser has indicated to the Trust that the ROTA/ROME strategy will be used for stocks that comprise the entire portfolio.

Principal Risks of the Fund, Pages 7-8

12.

Staff Comment: The absence of any discussion of the risks of fixed income securities, including “high yield” securities or “junk bonds” or of derivatives, options, futures, and swaps implies that Fund does not invest in such instruments as a principal strategy. Please confirm in your response letter that this is the case.

Registrant’s Response: Based on information provided to the Trust by the Adviser, the Trust confirms that the Fund does not intend to invest in fixed income securities, including “high yield” securities or “junk bonds,” derivatives, options, futures or swaps as a principal investment strategy.

INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES

What are the Fund’s Principal Investment Strategies? Page 11

13.

Staff Comment: This section duplicates the disclosure that is already contained in the Summary Section. According to Form N-1A, the disclosure pursuant to Item 4(a) should be a summary of the disclosure pursuant to Item 9(b). Please revise the disclosure, as appropriate.

Registrant’s Response: The Trust has revised the disclosure in accordance with the Staff’s comment.

SHARE TRANSACTIONS

Frequent Purchases and Sales of Fund Shares, Pages 24-25

14.

Staff Comment: Item 11(e)(3)(iii) of Form N-1A requires that each of the policies and procedures for deterring frequent purchases and redemptions be described with specificity. (Emphasis added). For example, disclose the specific numbers of purchases, redemptions, and expenses that may be made within a given time period, the minimum

Mr. John Grzeskiewicz

November 19, 2012

holding period before an investor may make an exchange into another fund, etc. Revise the disclosure, as appropriate.

Registrant’s Response: Item 11(e)(4)(iii) requires that the Fund describe “[a]ny policies and procedures of the Fund for deterring frequent purchases and redemptions of Fund shares by Fund shareholders, including any restrictions imposed by the Fund to prevent or minimize frequent purchases and redemptions. ...” (emphasis added) The Fund has adopted policies and procedures with respect to frequent purchases and redemptions and has described such policies and procedures in the prospectus in accordance with Item 11(3)(2), but such policies and procedures do not provide for the specific deterrent measures used as examples in the Staff’s comment. Consequently, the Trust believes that the disclosure currently provided in the Fund’s Prospectus under “Frequent Purchases and Sales of Fund Shares” accurately describes the Fund’s marketing timing policies and procedures in accordance with Item 11(e) of Form N-1A.

Statement of Additional Information

ADDITIONAL INVESTMENT ACTIVITIES AND RISKS, Pages 3 TO 32

15.

Staff Comment: Some investments and investment practices described here are not mentioned in the prospectus. To the extent the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund or the decision of an investor to purchase Fund shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Registrant’s Response: Based on information provided to the Trust by the Adviser, the Trust confirms that, in the event the Fund engages in certain investments and investment activities which are disclosed in the Fund’s Statement of Additional Information under the caption “ADDITIONAL INVESTMENT ACTIVITIES AND RISKS” (pages 3-32), but which are not discussed in the prospectus, such investments and activities will not materially affect the performance of the Fund or the decision of an investor to purchase Fund shares.

16.

Staff Comment: Given the description of the Fund in the prospectus, certain investments and activities described here, such as credit default swaps and currency transactions, do not seem pertinent to this Fund at all. Revise the disclosure here or in the prospectus, as appropriate.

Registrant’s Response: The Trust has revised the disclosure in accordance with the Staff’s comment.

INVESTMENT LIMITATIONS, Pages 32

17.

Staff Comment: The first fundamental restriction excludes from the Fund’s industry concentration policy “an industry or group of industries to the extent such issuers and amounts are identified by the objective quantitative ROTA/ROME model.” Given the

Mr. John Grzeskiewicz

November 19, 2012

fact that the ROTA/ROME model is the Adviser’s proprietary investment strategy, this exception provides the Fund with an impermissible freedom of action. Please note that the concentration policy may not give the Fund the freedom of action to concentrate in a particular industry. Freedom of action to concentrate (or not concentrate) in other than U.S. government securities, pursuant to management discretion, without shareholder approval, has generally been considered by the staff to be prohibited by Sections 8(b)(1) and 13(a)(3) of the 1940 Act.

Registrant’s Response: Based on information provided to the Trust by the Adviser, the Trust has revised the Fund’s first fundamental restriction as follows:

(1) Purchase securities which would cause 25% or more of the value of its total assets at the time of purchase to be directly invested in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries (excluding obligations issued or guaranteed by the U.S. Government or any state or territory of the United States or any of their agencies, instrumentalities or political subdivisions).

TRUSTEES AND OFFICERS, Page 42

18.	Staff Comment: The trustees and officers of the Trust, including the requisite number of disinterested trustees, should be furnished by pre-effective amendment.

Registrant’s Response: The Trust has supplied the requested information in the Amendment.

* * *

The Trust and the Fund hereby acknowledge that:

•	the Trust and the Fund are responsible for the adequacy and accuracy of the disclosure in the filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust and the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

* * *

Mr. John Grzeskiewicz

November 19, 2012

If you would like to discuss any of these responses in further detail or if you have any questions, please contact me at (720) 917-0651. Thank you.

Sincerely,

/s/ JoEllen L. Legg
JoEllen L. Legg
Secretary of ALPS Series Trust

cc:	Peter H. Schwartz, Esq.
Davis Graham & Stubbs LLP
Jonathan C. Angrist, President and Chief Investment Officer
Cognios Capital, LLC